Exhibit 99(b)

Independent Accountants' Report

The Board of Directors

Household Finance Corporation

We have examined management's assertion that the servicing of mortgage loans owned by Household Mortgage Loan Trust 2003-HCI (the loans) has been conducted by Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated July 2, 2003 (the Agreement) as of December 31, 2003 and for the period July 2, 2003 to December 31, 2003. Management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion about Household Finance Corporation's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in compliance with the audit guide for audits of non-supervised mortgagees approved by the Department of Housing and Urban Development (to the extent that the procedures in such audit guide are applicable to the servicing obligations set forth in the Agreement), accordingly, included examining, on a test basis, evidence about Household Finance Corporation's compliance with the terms and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of loans has been conducted by Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated July 2, 2003 as of December 31, 2003 and for the period July 2, 2003 to December 31, 2003 is fairly stated, in all material respects.

This report is intended solely for the information and the use of the addressee, the trustee(s), rating agencies, and others, as applicable, in accordance with the Agreement.

/s/ KPMG LLP

Chicago, Illinois

February 28, 2004

Management Assertion

For the period of July 2, 2003 to December 31, 2003, the servicing of mortgage loans owned by Household Mortgage Loan Trust 2003-HCI has been conducted by Household Mortgage Services, a division of Household Finance Corporation, in its capacity as subservicer for Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated July 2, 2003.

/s/ Chris Worwa	/s/ Greg Gibson
Chris Worwa	Greg Gibson
Chief Financial Officer -	Managing Director- Operations-
Household Mortgage Services	Chief Operating Officer-
Household Mortgage Services

February 28, 2004	February 28, 2004
Date	Date